Nampak

03037706

NAMPAK LIMITED
NAMPAK CENTRE
114 DENNIS ROAD
ATHOLL GARDENS
SANDTON 2196.
PO BOX 784324
SANDTON 2146
SOUTH AFRICA.
TEL: +27 (11) 719 6300
FAX: +27 (11) 444 4794
WEBSITE: www.nampak.com

21 November 2003

Securities & Exchange Commission
450 Fifth Street NW
Washington DC
20549

Dear Sir

SEC file Number 82-3714 Information Furnished Pursuant to Rule 12G 3-2 (b) by Nampak Limited

Pursuant to Rule 12G 3-2 (b) enclosed is a copy of Nampak's Group Results for the Year Ended 30 September 2003.

Yours faithfully

Vernon Findlay
Deputy Group Secretary

dlw 12/1

Nampak

Nampak Limited

(Registration number 1968/008070/06)
(Incorporated in the Republic of South Africa)
Share Code: NPK ISIN: ZAE 000004933

AUDITED GROUP RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2003

Group Income Statement

	Notes	2003 Rm	2002 Rm	Change %
Revenue		18 174.0	13 684.7	32.8
Continuing operations		17 494.0	13 215.0	32.4
Discontinuing operations		680.0	469.7	44.8
Profit before abnormal items	1	1 801.6	1 257.0	43.3
Net abnormal expenses	2	64.5	98.7	
Profit from operations	3	1 737.1	1 158.3	50.0
Continuing operations		1 628.2	1 114.7	46.1
Discontinuing operations		108.9	43.6	149.8
Net finance costs	4	252.9	122.9	
Income from investments		5.7	2.6	
Profit before tax		1 489.9	1 038.0	43.5
Income tax		566.9	352.2	
Profit after tax		923.0	685.8	34.6
Minority interest		19.5	28.7	
Net profit for the year		903.5	657.1	37.5
Number of ordinary shares in issue (000)		640 571	640 178	
Weighted average number of ordinary shares on which headline earnings and basic earnings per share are based (000)		640 444	531 237	
Weighted average number of ordinary shares on which diluted headline earnings and diluted basic earnings per share are based (000)		642 681	534 617	
Headline earnings per ordinary share (cents)		145.4	140.9	3.2
Basic earnings per share (cents)		141.1	123.7	14.1
Dividend per share (cents)		69.7	60.6	15.0
Fully diluted headline earnings per share (cents)		144.9	140.0	3.5
Fully diluted earnings per share (cents)		140.6	122.9	14.4
Determination of headline earnings				
Net profit for the year		903.5	657.1	
Adjusted for:				
Impairment losses		9.9	86.0	
Goodwill amortised		61.3	13.9	
Capital restructuring costs		7.9	29.0	
Net profit on sale of businesses, property, plant & equipment		(2.9)	(46.6)	
Capital equipment damage profit		(74.6)	-	
Loss on re-organisation of debt		7.8	4.5	
Tax effects		18.4	4.5	
Headline earnings for the year	8	931.3	748.4	24.4

Note:
September 2002 headline earnings calculation has been restated as set out in Note 8 to comply with revised SAICA Circular 7/2002 – Headline Earnings

Group Balance Sheet

	Notes	2003 Rm	2002 Rm
Assets			
Non-current assets		5 430.5	6 372.0
Property, plant and equipment		4 255.7	5 075.8
Goodwill and other intangibles		1 092.3	1 145.8
Investments		82.5	150.4
Current assets		5 643.7	6 872.7
Inventories		2 051.8	2 142.7
Trade and other receivables		2 843.4	3 116.4
Bank balances, deposits and cash	5	748.5	1 613.6
Total assets		11 074.2	13 244.7
Equity and liabilities			
Capital and reserves		4 855.1	4 785.8
Capital		2 033.7	2 031.4
Non-distributable reserves		(294.9)	185.0
Accumulated profits	6	3 116.3	2 569.4
Minority interest	6	92.7	100.2
Non-current liabilities		1 771.8	2 357.3
Interest-bearing debt	5	1 289.0	1 879.1
Net long-term retirement benefit obligation	6	147.8	106.7
Net deferred tax liabilities	6	335.0	371.5
Current liabilities		4 354.6	6 001.4
Trade and other payables		3 231.8	3 920.8
Interest-bearing debt		768.5	1 897.3
Net tax liabilities		354.3	183.3
Total equity and liabilities		11 074.2	13 244.7
Total borrowings:total shareholders' funds		42%	77%
Net borrowings:total shareholders' funds		26%	44%
Total liabilities:total shareholders' funds		114%	161%
Net worth per ordinary share (cents) calculated on number of ordinary shares in issue of 640 571 091 (2002: 640 178 086)		758	748
Tangible net worth per ordinary share (cents) calculated on number of ordinary shares in issue of 640 571 091 (2002: 640 178 086)		587	569

Group Statement of Changes in Equity

	Notes	2003 Rm	2002 Rm
Equity at beginning of year		4 785.8	2 627.6
Defined benefit funds not previously recognised	6	-	(29.0)
Changes in capital		2.3	1 673.8
Share capital		-	6.5
Share premium on new issue and odd-lot buyback		2.3	1 667.3
Changes in non-distributable reserves		(479.9)	136.3
(Decrease)/increase in foreign currency translation reserve		(463.8)	136.3
Hyperinflation capital adjustment		(16.1)	-
Changes in accumulated profit		546.9	377.1
Attributable profit for the year		903.5	657.1
Ordinary shares – dividends		(409.4)	(282.9)
Preference shares – dividends		(0.1)	(0.1)
Negative goodwill recognised directly in equity		71.9	-
Change in accounting policy	7	(19.0)	-
Goodwill reversal		-	6.2
Subsidiaries not previously consolidated		-	(3.2)
Equity at end of year		4 855.1	4 785.8

Abridged Group Cash Flow Statement

	Notes	2003	2002
Cash generated from operations		2 006.9	1 766.5
Net finance costs		(252.9)	(122.9)
Income from investments		5.7	2.6
Tax paid		(367.9)	(299.0)
Cash available from operations		1 391.8	1 347.2
Dividends paid		(410.8)	(308.8)
Retirement benefit contributions		(44.1)	(14.0)
Net cash inflow from operating activities		936.9	1 024.4
Net cash outflow from investing activities		(628.1)	(939.4)
Net cash inflow before financing activities		308.8	85.0
Net cash outflow from financing activities		(290.9)	(463.4)
Net increase/(decrease) in cash and cash equivalents		17.9	(378.4)
Cash and cash equivalents at beginning of year		121.9	408.3
Translation of cash in foreign subsidiaries		(122.6)	92.0
Cash and cash equivalents at end of year	5	17.2	121.9

Notes	2003 Rm	2002 Rm	Change %
1. Profit before abnormal items			
South Africa	1 400.5	1 068.6	31.1
Africa	99.4	20.9	375.6
Europe	301.7	167.5	80.1
	1 801.6	1 257.0	43.3
2. Net abnormal expenses			
Retrenchment costs	48.1	15.8	
Restructuring costs	10.9	36.2	
Impairment losses	10.0	86.0	
Net profit on disposal of property	(13.6)	(44.7)	
Net loss on disposal of businesses	0.9	0.9	
Loss on re-organisation of debt	7.8	4.5	
Net monetary adjustment - hyperinflation	5.4	-	
Financial instruments fair value adjustment	48.5	-	
FEC costs on plant and equipment	21.1	-	
Capital equipment damage profit	(74.6)	-	
	64.5	98.7	
3. Profit from operations			
South Africa	1 398.4	977.2	43.1
Africa	95.4	20.9	356.5
Europe	243.3	160.2	51.9
	1 737.1	1 158.3	50.0
4. Net finance costs			
Interest paid	(339.5)	(283.7)	
Interest received	86.6	160.8	
	(252.9)	(122.9)	
5. Cash and cash equivalents			
Interest-bearing debt	(2 057.5)	(3 776.4)	
Less: long-term liabilities	1 289.0	1 879.1	
Less: short-term portion of long-term liabilities	37.2	405.6	
Bank balances, deposits and cash	748.5	1 613.6	
	17.2	121.9	

6. Restatement of comparatives

During the year certain defined benefit funds were identified that were not recognised on adopting AC 116 - Employee Benefits in the previous year. The effect of recognising these funds on the prior year balance sheet is as follows:

	2003 Rm	2002 Rm
Opening accumulated profit as previously stated		2 598.4
Defined benefit funds not previously recognised		(42.2)
Deferred tax		12.7
Minority interest		0.5
Accumulated profit as restated		2 569.4

The effect on the prior and current year income statement is immaterial

7. Change in accounting policy

The aggregate effect of the change in accounting policy on net profit for the year ended 30 September 2003 is as follows:

	2003 Rm
Financial instruments fair value adjustment	(48.5)
Normal tax	15.4
	(33.1)

The aggregate effect of the change in accounting policy on the opening accumulated profit is as follows:

	2003 Rm
Financial instruments fair value adjustment	(25.0)
Normal Tax	6.0
	(19.0)

	2003	2002
Notes (contd.)	Rm	Rm
8. Reconciliation of headline earnings		
Headline earnings as previously stated		736.2
Revised Circular 7/2002 adjustment:		
Provision for retrenchments		12.2
Headline earnings as restated		748.4
9. Detailed disclosures		
Depreciation	715.4	556.5
Capital expenditure	884.4	784.4
- expansion	442.8	391.7
- replacement	441.6	392.7
Capital commitments	459.0	540.1
- contracted	222.2	174.2
- approved not contracted	236.8	365.9
Lease commitments	514.6	591.7
- land and buildings	427.9	508.3
- other	86.7	83.4
Contingent liabilities*	146.3	147.9

* *Included in these numbers is a put option in favour of Fasic Africa (Pty) Ltd for R126m exercisable if Kimberly-Clark* Corporation USA exits South Africa before 31 March 2004 subject to certain exit conditions and guarantees in respect of certain property leases of R17m.

DRAFT 4 (11/11/03): 14h00

Group Results Commentary
30 September 2003

Highlights

- Good South African performance and successful integration of acquisitions
  - Group revenue up 33%
  - Group profit from operations up 43%
- Solid group performance impacted by stronger rand
  - Basic earnings per share up 14%
  - Fully diluted headline earnings per share up 4%
- Strong cash flows
  - R2 billion cash generated from operations
  - Net gearing reduced to 26%
- Increased value for shareholders
  - Return on equity increased to 19%
  - Dividend increase of 15%

Nampak Profile

Nampak is the largest and most diversified packaging manufacturer in Africa with operations in the United Kingdom and Europe. It produces packaging products from metal, glass, paper and plastics, is a major manufacturer and marketer of tissue products, and has a significant position in the paper merchanting market.

The group operates from manufacturing sites in South Africa, Kenya, Malawi, Mozambique, Namibia, Nigeria, Swaziland, Tanzania, Zambia, Zimbabwe, the United Kingdom, Belgium, France, Holland, Ireland and Italy, and also exports to many countries worldwide. The group is actively engaged in the collection and recycling of all forms of used packaging.

NamITech provides secure business solutions to customers in the telecommunications and financial services industries and to large corporates.

Key Investment Activities in 2003

On 17 October 2002, M.Y. Holdings acquired Gallagher Printers Limited of Ireland for R40 million. Gallagher is a niche specialist in cartons, leaflets and commercial printing for the Healthcare industry.

In October 2002, Pamodzi Investment Holdings, an empowerment company, acquired 28% of NamITech through its subsidiary Clidet No. 426 (Pty) Limited. As part of the combined transaction, NamITech acquired the minority interests in Integrated Card Technology and NamITprepaidz. Nampak subscribed for redeemable preference shares in Clidet as part of the funding mechanism to assist Pamodzi to make the acquisition and Nampak's resultant shareholding in NamITech decreased to 51.08%. Clidet has been consolidated in terms of AC 412.

On 7 May 2003, Nampak reached agreement to sell its interest in NamITech to Allied Technologies Limited for a total consideration of R522.5 million, subject to the approval of the competition authorities. NamITech has been shown as a discontinuing operation in the income statement.

The PET business in Spain and the protective clothing business in the United Kingdom were sold for a total consideration of R150 million in March 2003.

On 30 July 2003, Disaki Cores and Tubes (Pty) Limited was incorporated as a black economic empowerment partnership. Nampak's Cores and Tubes business was sold as a going concern to Disaki on 1 September 2003.

Group Financial Review

The past year has been a difficult one for both the South African and European economies. Nampak has felt the impact of the strong rand through the translation effect on European earnings, the slowing-down of direct and indirect exports and the effect of applying AC 133 - Financial Instruments: Recognition and Measurement.

A major focus for 2003 has been one of consolidating and integrating the Malbak and Crown Africa businesses into Nampak. This process has proceeded well and the results of these two businesses are incorporated for a full year, as compared to two months in the last financial year.

Group revenue increased by 33% to R18.2 billion and operating profit before abnormal items grew by 43% to R1.8 billion with the operating margin improving to 9.9% from 9.2% in 2002.

The abnormal items consist of restructuring and retrenchment costs, the sale of the Spanish business and the protective clothing business in the United Kingdom, adjustments in respect of applying hyperinflation to the Zimbabwe operations, fair value adjustments to financial instruments in terms of AC 133 and profit from the material damages claim as a result of the fire at the Glass operation.

Net financing costs increased as a result of the borrowings acquired with the acquisitions last year, the repatriation of interest rate hedge instruments and the high interest rates in South Africa which prevailed for most of the financial year. Interest cover, however, remains strong at 7 times.

The group's effective tax rate is 38% due mainly to the amortisation of goodwill, disallowable expenses, STC and the Zimbabwean hyperinflation adjustments, all of which reduced the reported profit. After adjustment for these factors the effective tax rate would be 29.6%.

Attributable earnings rose 38% to R904 million and, with the additional shares issued to fund the Malbak transaction, basic earnings per share increased by 14%.

Fully diluted headline earnings per share increased by 4% as recalculated on the revised basis required by the SAICA Circular 7/2002 which came into effect from December 2002 (revised March 2003) and taking into account the increased number of shares in issue.

The balance sheet continues to strengthen, with operating cash flow of R2 billion and net gearing improving from 44% in 2002 to the current 26%.

Segmental Review

Geographical Analysis

	Revenue		Profit from operations		Margin %	
Rm	2003	2002	2003	2002	2003	2002
South Africa	12 648	10 453	1 399	977	11.1	9.3
Rest of Africa	698	206	95	21	13.6	10.2
Europe	5 262	3 256	243	160	4.6	4.9
Intergroup eliminations	(434)	(230)				
Total	18 174	13 685	1 737	1 158	9.6	8.5

The South African economy grew by 2% but demand for non-durable consumer products continued to lag. In the early part of the year the weaker rand contributed to good volume growth but, as the currency strengthened, both direct and indirect exports declined. Imports of finished products also increased. Volume growth of 2% for South African packaging products in the first half declined to minus 2.5% in the second half, culminating in negative growth of 0.5% for the year.

In the Rest of Africa the Crown acquisitions, and the inclusion of Zimbabwe, which has been consolidated following a revision of the restrictions placed on these businesses, have contributed to growth.

The European packaging markets in which Nampak participates are still to benefit from industry consolidation and continue to experience fierce competition and margin pressure. Despite this our businesses are well run and performance was at expected pound sterling levels.

Segmental Analysis

Metals & Glass	Revenue		Profit from operations		Margin %	
Rm	2003	2002	2003	2002	2003	2002
Africa	4 483	3 766	623	430	13.9	11.4

In April a fire severely damaged Furnace 2 of the Glass plant rendering it out of production for 7 months. The damage is covered by insurance and the new furnace came into production during October. An abnormal gain on the capital equipment claim has increased the operating margin in the current year.

Demand for beverage cans continued to fall and the stronger rand had a negative effect on indirect exports. Iscor significantly increased its historically low price of beverage can tinplate, however a reduction in aluminium prices enabled beverage can selling price increases to be held below inflation. 2003 was one of South Africa's best fruit seasons and this, together with better fishing catches, increased the demand for food cans.

Paper	Revenue		Profit from operations		Margin %	
Rm	2003	2002	2003	2002	2003	2002
Africa	5 491	4 507	452	378	8.2	8.4
Europe	2 882	571	211	39	7.3	6.8
Total	8 373	5 078	663	417	7.9	8.2

Printpak and Kohler Carton & Print were successfully merged, with market shares being retained and anticipated benefits being delivered. The stronger rand put pressure on export margins and raw material costs increased at double-digit levels following the decline of the rand in the previous year. Demand for corrugated boxes in South Africa was strong in the first quarter of the year but then fell away quite markedly, leaving volumes down on last year. Nevertheless an improved performance was achieved through better utilisation of raw materials and efficient cost management.

In Europe, the folding cartons market continued to be highly competitive and, although some industry consolidation took place, pressure remained on selling prices. Market share was gained in some segments and, together with productivity improvement initiatives, contributed to results in pound sterling being ahead of expectations.

Plastics	Revenue		Profit from operations		Margin %	
Rm	2003	2002	2003	2002	2003	2002
Africa	2 693	1 916	243	149	9.0	7.8
Europe	2 137	2 544	23	115	1.1	4.5
Total	4 830	4 460	266	264	5.5	5.9

The integration of the Malbak Flexibles businesses was successfully managed and market shares were retained. Demand for HDPE and PET bottles was buoyant and contributed to good growth for plastics. Demand for shopping bags fell by 85% following the implementation of new legislation on shopping bags and the agreement by retailers to charge consumers for thicker bags. Polyfoil was not viable at this volume and has been downsized.

The dairy in-plant programme in the United Kingdom was completed and contributed to a satisfactory performance in pound sterling, however the general plastic containers market showed little growth and margins continued under pressure. Abnormal costs of R64m were incurred as a result of restructuring the Leicester operation, the sale of the Spanish and protective clothing businesses and the costs of re-organising the offshore debt.

NamITech	Revenue		Profit from operations		Margin %	
Rm	2003	2002	2003	2002	2003	2002
Africa	680	470	109	44	16.0	9.4

Strong demand continued in the mobile telecommunications industry and contracts have been secured with most of South Africa's banking groups for the supply of EMV chip cards. Benefits from the implementation of the ERP system flowed through during the year with savings throughout the supply chain resulting in operating profit increasing faster than revenue.

Group services	Revenue		Profit from operations	
Rm	2003	2002	2003	2002
Africa			67	(3)
Europe	242	141	9	6
Intergroup eliminations	(434)	(230)		
Total	(192)	(89)	76	3

Group services comprise head office activities, procurement, treasury and property rental. The current year's results predominantly consist of profit from property rental which has been reduced to some extent by foreign exchange losses incurred by treasury on covered positions. The prior year includes the impairment of the Zimbabwean investment.

Accounting Policies

The group prepares its annual financial statements in accordance with South African Statements of Generally Accepted Accounting Practice and as such are consistent with the previous year except for the adoption of AC 133 - Financial Instruments: Recognition and Measurement. Comparatives are not restated for the effects of this standard.

Comparative Figures

Comparative figures have been restated to show the effect of the inclusion of retirement benefit funds not previously recognised and the effect of applying revised SAICA Circular 7/2002 on headline earnings.

Audited Results

The results have been audited by Deloitte & Touche and their unqualified audit opinion and the annual financial statements are available for inspection at the registered office of the company. The annual report will be posted to shareholders in December.

Directorate

Mr GE Bortolan, formerly Group Managing Director, was appointed Chief Executive Officer effective from 1 August 2003.

With effect from 1 October 2003, the following changes to the board have taken place:

Mr T Evans, formerly Executive Chairman, became Non-Executive Chairman. Mr RP Becker, who was appointed an alternate director on 15 January 2003 with the title of Finance Director Designate, has been appointed Executive Director Finance in the place of Mr JWC Sayers who relinquished his role as Executive Director Finance. Mr Sayers will remain with Nampak in a senior financial role.

Mr CJ Miller, an alternate director of Nampak Limited and the previous Chief Executive Officer of Kohler Packaging Limited, elected to retire on 30 September 2003.

Messrs PA De Weerdt and ADS Morais stepped down as alternate directors on 30 September 2003 in order to streamline the executive participation on the board and in line with corporate governance best practice relating to the balance between the number of executive and non-executive directors. Both Messrs De Weerdt and Morais will continue in senior positions within Nampak.

Prospects

The suspensive conditions relating to the NamiTech disposal to Altech are not expected to be fulfilled before the end of 2003.

Recent cuts in interest rates will result in higher disposable income for consumers. Some of which is likely to be spent on non-durable consumer products leading to increased demand for packaging. However, the strength of the rand continues to make conditions difficult for the group and is an impediment to increasing export sales.

Operating conditions, which were particularly favourable for some of the businesses in 2003, may not be as strong in the year ahead. Higher-than-inflation wage increases and the costs incurred in the major ERP system implementation under way, will impact adversely on profitability.

Conditions in Europe are forecast to remain tough and both revenue and profit growth is expected to be difficult.

Cash generation should remain strong and borrowings in South Africa are anticipated to be substantially reduced by the end of next year.

It is expected that the year ahead will be challenging and it will be difficult to achieve real earnings growth. However, a number of initiatives are being undertaken that will have a positive impact on future earnings.

Declaration of Ordinary Dividend No. 70

The group is maintaining a conservative dividend policy, with an increase in dividends over last year of 15% and a cover of 2.02 times.

Notice is hereby given that a final ordinary dividend No. 70 of 47.2 cents per share (2002: 41.0 cents) has been declared in respect of the year ended 30 September 2003, payable to shareholders recorded as such in the register at the close of business on the record date, Friday 9 January 2004, making a total distribution for the year of 69.7 cents (2002: 60.6 cents). The last day to trade to participate in the dividend is Friday 2 January 2004. Shares will commence trading "ex" dividend from Monday 5 January 2004.

The important dates pertaining to this dividend are as follows:

Last day to trade ordinary shares "cum" dividend	Friday 2 January 2004
Ordinary shares trade "ex" dividend	Monday 5 January 2004
Record date	Friday 9 January 2004
Payment date	Monday 12 January 2004

Ordinary share certificates may not be dematerialised or re-materialised between Monday 5 January 2004 and Friday 9 January 2004, both days inclusive.

On behalf of the board

T Evans *Chairman*
G E Bortolan *Chief Executive Officer*

20 November 2003

Non-executive directors: T Evans *(Chairman)*, PL Campbell*, BP Connellan, DA Hawton*, MM Katz*, KM Mokoape*, ML Ndlovu*, MH Visser*, RA Williams*.
*Independent
Executive directors: GE Bortolan *(Chief Executive Officer)*, RP Becker, N Cumming, AS Lang *(British)*, AM Marthinusen, JA Monks *(British)*, RG Tomlinson.
Secretary: NP O'Brien

Registered office: Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton 2196, South Africa.
(PO Box 784324, Sandton 2146, South Africa). Telephone: +27 11 719-6300.
Share registrars: Computershare Limited, 70 Marshall Street, Johannesburg 2001, South Africa.
(PO Box 62053, Marshalltown 2107, South Africa). Telephone: +27 11 370-5000.
Website: www.nampak.com
Joint sponsors
Lead sponsor *Sponsor*
UBS **CAZENOVE**

Supplementary Information

AC 133 has impacted on the group results through the fair value of financial instruments and the cost of forward cover on fixed assets purchased during the year. The application of this standard resulted in the reporting of headline earnings per share growth being reduced from 9% to 4%.

Impact on Segmental Information

	Profit from operations as reported		Abnormal items		AC 133 Fair value adjust ments	FEC costs on fixed assets	Profit before abnormal items		Margins before abnormal items	
	2003 Rm	2002 Rm	2003 Rm	2002 Rm	2003 Rm	2003 Rm	2003 Rm	2002 Rm	2003 %	2002 %
Metals & Glass										
Africa	623	430	(66)	(1)	17	20	594	429	13.3	11.4
Paper										
Africa	452	378	18		28		499	379	9.1	8.4
Europe	211	39	4		(7)		209	39	7.2	6.9
Plastics										
Africa	243	149	3	10	11	1	257	158	9.6	8.3
Europe	23	115	64	7			87	122	4.1	4.8
NamITech										
Africa	109	44	(1)	1	2		110	45	16.1	9.5
Group services										
Africa	67	(3)	(27)	82			40	79		
Europe	9	6			(2)		6	6		
Total	1 737	1 158	(5)	99	49	21	1 802	1 257	9.9	9.2

Basis of Calculation

Abnormal items are defined as items of income and expenditure which do not arise from normal trading activities or are of such a size, nature or incidence that their disclosure is relevant to explain the performance for the year.

The fair value adjustments under AC 133 are all calculated using the "mark-to-market" methodology.

Forward exchange contract costs on fixed assets are calculated as the difference between the spot rate on the date risks and rewards of ownership on the underlying transaction pass and the forward rate per the *financial instrument.*

The presentation to be made to the Investment Analysts Society of South Africa on 20 November 2003 will be available on the company's website.